July 31, 2020
BY EMAIL

Richard Horowitz, Esq.
Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797

Re:      Conversus StepStone Private Markets
         Registration Statement on Form N-2
         Filing No.: 333-239638


Dear Mr. Horowitz:

       The staff has reviewed the above-referenced initial registration statement, which the
Commission received on July 2, 2020. Based on our review, we have the following comments.
Capitalized terms have the same meaning as defined in the registration statement. Cited page numbers correspond to those in the marked copy of the filing.

1. General Comments

      a. The filing contains blanks for missing disclosure. Please ensure that all missing information is included in a pre-effective amendment responding to these comments, including completed registration fee information.

      b. Please tell us if you have presented or will present any    test the
waters    materials to
         potential investors in connection with this offering. If so, please provide us with copies of such materials.

      c. In April, the Commission adopted rules related to securities offering reform for closed-end investment companies. See IC-33836, Apr. 8, 2020. Many of those rule and form changes are effective August 1, 2020. Please make all necessary changes to the registration statement to comply with applicable changes. Specific reference to form item and instruction numbers cited below correspond to the version of Form N-2 effective August 1, 2020.

      d. Conversus StepStone Private Markets currently has an effective registration statement on
         Form N-2 under the 1940 Act only. Please clarify, supplementally, whether any classes
 Richard Horowitz, Esq.
Conversus StepStone Private Markets
July 31, 2020
Page 2 of 8


      of Shares have been sold pursuant to that registration statement and whether, once the
      filing registering the Fund   s shares under the 33 Act is effective,
shares not registered
      under the 33 Act will be in the market.

2. Facing Sheet

      Please submit a new N-2 facing sheet comporting with Form N-2 effective August 1,
      2020; check all applicable boxes.

3. Cover Page

   a. Please consider whether the word    Fund    should be added to the
registrant   s legal name
      in order to clarify for retail investors the nature of the financial instrument they are purchasing.

   b. Please provide disclosure about the type of fund being registered or a statement about fund investment objectives in accord with Item 1.1.b. of Form N-2.

   c. Please provide a brief description of the securities being offered per
Item 1.1.c. of Form
      N-2. Explain that this is a tender offer fund and discuss repurchase frequency. Also,
      cross-reference sections of the prospectus that discuss the Fund   s
repurchase policies and
      the attendant risks.

   d. Please provide the statement required by Item 1.1.d. of Form N-2.

   e. Please state the public offering price in the offering table or provide additional offering table disclosure in accord with instruction 1 to Item 1.1.g. of Form N-2.

   f. Although public trading may not occur for two years, consider adding disclosure required by Item 1.1.i. of Form N-2 concerning the lack of history of public trading of shares of the Fund and closed-end fund discounts. If such disclosure is not added, explain, supplementally, why such information would not be material to investors purchasing
      Fund shares now with a view to the development of a secondary market.

   g. Please add statement required by rule 498(b)(1)(vii) under the Securities Act and Item
      1.1.l of Form N-2 regarding optional internet availability of investment company shareholder reports, if applicable.

   h. The first sentence of the paragraph under the heading    To All Investors
   is redundant of
      required rule 481 disclosure now included at the top of the cover page. Please delete the redundant language. Also, please delete the subsequent sentences of this paragraph which constitute legalese disclaiming prospectus liability.
 Richard Horowitz, Esq.
Conversus StepStone Private Markets
July 31, 2020
Page 3 of 8


   i. Please add Class D Shares to the fourth bullet on the cover page, including notation of the appropriate hurdle percentage with regard to a total return necessary to recover the sales load.

   j. Please provide disclosure concerning dealer prospectus delivery obligations in accord with Item 2.3 of Form N-2.

4. Summary of Prospectus

   a. The prospectus summary and later sections of the prospectus contain subjective language regarding Fund investment management. For instance, on page one of the summary the registrant claims that investment will be allocated by one of the most sophisticated institutional investors in private markets. Please redraft to provide a less subjective
      description of the Advisers    qualifications for managing investments in
the Fund and also
      amend other instances throughout the prospectus touting the Advisers and co-investors investment acumen.

   b. On page two, the registrant outlines the    favorable structure    of the
Fund. Please add
      further disclosure clarifying that this structure is    favorable
relative to investing directly
      in private equity funds.

   c. One page two, the registrant describes StepStone   s track record by
stating that StepStone
      has generated    attractive    risk-adjusted returns. Please provide
further disclosure
      explaining what is meant by    attractive    on page two and also on page
four outlining
      StepStone   s experience.

   d. On page three, the registrant discusses management of the J-Curve and cash flow dynamics. Please provide plain English disclosure in the section explaining the J-Curve and private markets investing. Further, add corresponding discussion in the principal risks section specifically detailing the J-Curve and the investing risks it represents as a feature of private markets investing.

   e. On page four, the registrant states that the Advisers and the Fund have obtained an
      exemptive order that    expands    the Fund   s ability to co-invest.
Please rewrite this
      disclosure to state that the order    permits    the Fund to co-invest
alongside its affiliates in
      Private Market Assets; make a corresponding edit to page 39.

   f. (p. 5) The Fund states that it is not obligated to repurchase any Shares. The Fund does not have a fundamental policy related to Share repurchases. Please summarize, supplementally, Fund compliance with rule 23c-3 under the 1940 Act governing repurchase offers by closed-end companies.
 Richard Horowitz, Esq.
Conversus StepStone Private Markets
July 31, 2020
Page 4 of 8


   g. (p. 5) The Fund states that the initial per share offering price for Shares was $25. Please
      confirm that this formulation is correct. It is the staff   s
understanding that this filing
      represents an initial registration statement for the Shares. Accordingly, the initial per share offering price should be $25 in the future at the time of the initial public offering.

   h. (p. 6) Please provide the breakdown of any fee splitting between the financial advisor and distributor for Class S and Class D Shares.

   i. (p. 9) The Fund describes Nasdaq Private Market as operating an online platform designed to conduct auctions for unregistered securities. Please clarify what is meant by
         unregistered securities    given that the Fund   s shares will be
registered under the 33 Act.
      Also, make corresponding changes with respect to description of the auction process on page 60.

   j. On page ten, the registrant summarizes    material risks    involved in
an investment in the
      Fund. Please redraft this section label using the appropriate 40 Act terms for such risks:
         principal risks.

5. Summary of Fees and Expenses

   a. Please change the fee table category labels for the fees being charged in order to provide
      more clarity as follows. Use the terms    Shareholder Fees    instead of
Transaction Fees,
         Annual Fund Operating Expenses    instead of Annual Fund Expenses, and
   Total
      Annual Fund Operating Expenses    instead of Total Annual Net Expenses.

   b. The registrant opens this section by stating that the following fees and expenses are estimates based upon net assets of $400,000,000; however, on page one of the summary the registrant states it is initially registering $500,000,000. Please reconcile.

   c. On page 7 of the prospectus summary, the registrant states that the Fund will pay for certain recurring expenses, including administrative costs and organizational and offering costs. Please add footnote disclosure to the fee table explaining these costs. Also, expand on this disclosure later in the prospectus in the Fund Expenses section.

   d. The fee and expenses table indicates that    Other Expenses    will be
1.07% of net assets.
      Please reconcile this amount with the expense reimbursement agreement which should
      cap such    Other Expenses    at 1.00%.

   e. The expense examples on page 13 assumes a 2% Early Repurchase Fee. Given that this fee applies to periods of less than one year, this fee should not be shown in the expense examples. Nevertheless, please provide text immediately after the expense examples
      explaining that if an investor   s Shares are repurchased in the first
year such Shares would
 Richard Horowitz, Esq.
Conversus StepStone Private Markets
July 31, 2020
Page 5 of 8


       be subject to the 2.00% Early Repurchase Fee. Also include in such text the 1-year expense figures for such Shares under the assumptions of the example for all four classes.

   f. The expense example assumes continuation of the expense cap beyond year one. Given the expense agreement is only for one year and must be renewed annually, please revise the examples so that the expense waiver is not reflected beyond year one.

   g. Please reorder the expense table line items so that other expenses is the last line item before Total Fund Operating Expenses.

6. Use of Proceeds

       Please disclose how long it is expected to take to fully invest net proceeds in accordance
       with the registrant   s investment objectives and policies, the reasons
for any anticipated
       lengthy delay in investing the net proceeds, and the consequences of any delay. See Item
       7.2. of Form N-2.

7. Investment Program

   a. On page 17, the registrant discloses investments in convertible securities. Please provide further detail in corresponding investment strategies disclosure specifically addressing convertible securities investments.

   b. If the Fund expects to invest in contingent convertible securities (
CoCos   ), please
      provide further disclosure providing specific risks, strategic concerns, and other appropriate disclosure regarding such investments.

   c. On page 21, the registrant states that a private markets fund   s NAV
will typically exhibit
      a    J-Curve,    undergoing a modest decline in the early portion of the
fund   s lifecycle.
      Give the uncertainties inherent in these markets, please consider removing the word modest.

   d. On page 24, the registrant discusses the Advisers    ESG Due Diligence
process. Given
      the emphasis on the process, explain supplementally whether ESG is part
of the Fund   s
      principal investment strategies. If it is, please clarify in the prospectus. If it is not, please clarify the role that ESG due diligence plays in the selection of Fund investments. Also,
      please also add corresponding risk disclosure related to the Fund   s ESG
Due Diligence
      process.

   e. (p. 26) Please let us know if the terms of the credit facility are expected to be finalized before the requested date of acceleration. If so, please provide the material terms of the credit facility agreement, and include a copy of the agreement as an exhibit to the registration statement.
 Richard Horowitz, Esq.
Conversus StepStone Private Markets
July 31, 2020
Page 6 of 8


8. Types of Investments and Related Risks

   a. Please relabel this section and subsections to reflect that the Fund is
disclosing    principal
      investment risks.    To the extent that disclosed risks are not
principal, clarify for
      investors the distinction from principal risks.

   b. (p. 29) Risks listed in this section include those associated with investment in the debt securities of small or middle-market portfolio companies. Please provide corresponding disclosure in the previous section of the prospectus describing the Fund s investment strategies.

   c. We note that on page 30 the registrant states an Investment Fund can invest in first and second lien senior secured loans and unitranche debt. If the Fund also intends to invest in covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

   d. On page 34, the Fund outlines the risk associated with investing the technology sector.
      Please provide corresponding investment strategy detailing investing in the technology sector.

9. Risks Related to Private Market Assets

   a. Please consider whether allocation risk and the risks of investing in other registered investment companies described on page 38 should be categorized as risks specifically related to Private Market Assets. Further, dilution risk cited on page 40 is a risk of the
      Fund and not of investing in Private Market Assets.

   b. (p. 40) Other Instruments and Future Developments. The registrant discloses that an
      Investment Fund may take advantage of opportunities in the area of swaps, options on
      various underlying instruments, and certain other customized    synthetic
   or derivative
      instruments. Please provide corresponding investment strategy disclosure. Also, please clarify that the Fund will not be directly taking positions in derivatives, if accurate.

   c. Please confirm to us that, for purposes of the Fund   s 80% policy, the
Fund will look
      through Investment Funds    investments in swaps, options on various
underlying
      instruments, and certain other customized    synthetic    or derivative
instruments such that
      they will be valued at their market value, rather than their notional value.

10. Plan of Distribution

   a. On page 56, the registrant states that subscriptions will be effective
only upon the Fund   s
      acceptance and the Fund reserves the right to reject any subscription in whole or in part.
 Richard Horowitz, Esq.
Conversus StepStone Private Markets
July 31, 2020
Page 7 of 8


       Please also provide detail here about what constitutes good order acceptance of a subscription such that the Fund will accept it.

   b. Please detail any material relationship between the distributor and registrant other than being a principal distributor per Item 5.1.b. of Form N-2.

11. Repurchases and Transfers of Shares

   a. On page 57, the registrant states that no public market for Shares exists and none is expected to develop in the future. Please clarify whether this statement is consistent with
      the Fund   s plan to conduct secondary auctions through Nasdaq Private
Market.

   b. On page 59, the registrant states the Fund may repurchase Shares of a Shareholder without consent if the Fund determines that, among other things, it would
be in the    best
      interests of the Fund    to repurchase. Please provide detailed
disclosure explaining what
      is meant by the    best interests of the Fund.

12. Part C

   a. Please include hyperlinks to each exhibit identified in the exhibit index and other information incorporated by reference in the registration statement, if filed on EDGAR.
      See Item 25.2., Instruction 7 of Form N-2.

   b. Please file seed financial statements and an auditor   s opinion and
consent prior to
      effectiveness.




       We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.
 Richard Horowitz, Esq.
Conversus StepStone Private Markets
July 31, 2020
Page 8 of 8


        Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

      If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

                                                       Sincerely,

                                                       /s/

                                                       Alberto H. Zapata
                                                       Senior Counsel
                                                       Disclosure Review and
Accounting Office


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Michael Pawluk, Senior Special Counsel
       Sumeera Younis, Branch Chief